Exhibit 99.10

December 5, 2013

To:          SilverCrest Mines Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Graham Wilkins, P. Eng., do hereby consent to the public filing of the technical report prepared for SilverCrest Mines Inc. (the “Company”) entitled “Preliminary Economic Assessment for the La Joya Property Durango, Mexico” dated December 5, 2013 (the “Technical Report”), and to extracts from , or a summary of, the Technical Report in the news release of the Company dated October 21, 2013 (the “News Release”). I also confirm that I have read the News Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 5th day of December, 2013.
Original singed by
“Graham Wilkins”
________________________________
Graham Wilkins, P.Eng.
Senior Geotechnical Engineer, EBA Engineering Consultants Ltd.